VIACOM INC.

JUNIOR SUBORDINATED DEBENTURES OFFERING – FINAL TERMS

Issuer Free Writing Prospectus

Dated February 23, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-207648

5.875% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057 (“NC5 Debentures”)	6.250% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057 (“NC10 Debentures”)

Issuer:	Viacom Inc.

Ratings (Moody’s / S&P / Fitch):*	Ba1 (stable) / BB (negative) / BB+ (negative)

Format:	SEC Registered

Securities:	Junior Subordinated Debentures

Trade Date:	February 23, 2017

Settlement Date (T+3):	February 28, 2017

Principal Amount Offered Hereby:	$650,000,000	$650,000,000

Maturity Date:	February 28, 2057	February 28, 2057

Price to Public:	100.000% per Debenture	100.000% per Debenture

Underwriting Discount:	1.000%	1.000%

Net Proceeds (before expenses):	$643,500,000	$643,500,000

Interest Rate During Fixed-Rate Period:	The NC5 Debentures will accrue interest from, and including, February 28, 2017, at a rate of 5.875% to, but not including, February 28, 2022.	The NC10 Debentures will accrue interest from, and including, February 28, 2017, at a rate of 6.250% to, but not including, February 28, 2027.

Interest Rate During Floating-Rate Period:	From, and including, February 28, 2022, the NC5 Debentures will accrue interest at a floating rate based on three-month LIBOR plus 3.895%, reset quarterly.	From, and including, February 28, 2027, the NC10 Debentures will accrue interest at a floating rate based on three-month LIBOR plus 3.899%, reset quarterly.

Interest Payment Dates During Fixed-Rate Period:	Semi-annually in arrears on February 28 and August 28 of each year, beginning on August 28, 2017.	Semi-annually in arrears on February 28 and August 28 of each year, beginning on August 28, 2017.

Interest Payment Dates During Floating-Rate Period:	Quarterly in arrears on February 28, May 28, August 28 and November 28 of each year, beginning on May 28, 2022.	Quarterly in arrears on February 28, May 28, August 28 and November 28 of each year, beginning on May 28, 2027.

Optional Interest Deferral:	Up to 5 consecutive years per deferral

Par Call:	At any time on or after February 28, 2022, at 100% of the principal amount of the NC5 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.	At any time on or after February 28, 2027, at 100% of the principal amount of the NC10 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.

Call for Tax Event:	At any time prior to February 28, 2022, at 101% of the principal amount of the NC5 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.	At any time prior to February 28, 2027, at 101% of the principal amount of the NC10 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.

Call for Rating Agency Event:	At any time prior to February 28, 2022, at 102% of the principal amount of the NC5 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.	At any time prior to February 28, 2027, at 102% of the principal amount of the NC10 Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption.

Call for Change of Control Event:

At any time at 101% of the principal amount of either or both series of the Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption, subject to an increase of the per annum interest rate of the applicable series by an additional 5.0 percentage points if the Debentures of such series are not otherwise redeemed following a Change of Control Event with respect to such series of Debentures.

Use of Proceeds:	We intend to use the net proceeds from this offering, after deducting underwriting discounts and commissions and our other fees and expenses related to this offering, primarily for the repayment of outstanding indebtedness, which includes the repayment, in whole or in part, of up to $500 million aggregate principal amount of our 6.125% senior notes due October 2017, up to $500 million aggregate principal amount of our 2.500% senior notes due September 2018, up to $400 million aggregate principal amount of our 2.200% senior notes due April 2019 and borrowings under our commercial paper program, and, to the extent that any proceeds remain, for general corporate purposes.

Day Count During Fixed-Rate Period:	30/360

Day Count During Floating-Rate Period:	Actual/360

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

CUSIP / ISIN:	92553P BD3 / US92553PBD33	92553P BC5 / US92553PBC59

Joint Structuring Agents and Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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